Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Molina Healthcare of California	California
Molina Healthcare of Washington, Inc.	Washington
Molina Healthcare of Michigan, Inc.	Michigan
Molina Healthcare of Utah, Inc.	Utah
Health Care Horizons, Inc.	Michigan
Molina Healthcare of New Mexico, Inc. (indirect)	New Mexico
Molina Healthcare of Indiana, Inc.	Indiana
Molina Healthcare of Texas, Inc.	Texas
Molina Healthcare of Ohio, Inc.	Ohio
Molina Healthcare of Georgia, Inc.	Georgia